Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into this Registration Statement on Amendment No. 2 to Form S-3 of CombiMatrix Corporation of our report dated March 22, 2011, on our audit of the consolidated financial statements of CombiMatrix Corporation as of and for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Registration Statement.

Our report, dated March 22, 2011, contains an explanatory paragraph that states that CombiMatrix Corporation has a history of incurring net losses and net operating cash flow deficits.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN LLP

Seattle, Washington

December 11, 2012